Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: International Flavors & Fragrances Inc.

Subject Company: International Flavors & Fragrances Inc.

Filer’s Commission File Number: 1-4858

Date: January 26, 2021

FOR IMMEDIATE RELEASE

Contact:

Michael DeVeau

Head of Investor Relations and Communications

212.708.7164

Michael.DeVeau@iff.com

IFF Announces Preliminary Fourth Quarter & Full Year 2020 Financial Results

IFF to Release Fourth Quarter and Full Year 2020 Results on February 10

NEW YORK – January 26, 2021 – IFF (NYSE:IFF), a leading innovator of taste, scent, and nutrition & ingredients, today announced preliminary, unaudited financial results for the quarter ended December 31, 2020.

“In collaboration with DuPont’s financial announcement today, and in connection with the Exchange Offer related to our combination with DuPont Nutrition & Biosciences, we are providing preliminary financial results for the fourth quarter and full year 2020,” said IFF Chairman and CEO Andreas Fibig. “We expect to finish 2020 with results coming in ahead of our expectations despite continued challenges and complexity of the pandemic. This performance is a direct testament to the diversity of our portfolio, the essential nature of our products, and the resiliency of our global teams to continuously deliver for our customers.”

Mr. Fibig continued, “With the completion of our merger with DuPont N&B now just days away, we continue to see multiple paths to strong value creation for all our stakeholders. Upon closing the transaction, IFF will be a stronger company, well-positioned to deliver meaningful synergies as we execute on our core business objectives and strengthen our partnerships with customers worldwide. We are laser-focused on execution to build strong business momentum and successfully integrate our two great companies to deliver our financial aspirations and maximize shareholder value.”

Preliminary Summary of Full Year 2020 Results

The results in this section reflect preliminary expectations of financial results for the fourth quarter and full year ended December 31, 2020. The Company and its auditors have yet to complete their financial closing and audit procedures and actual results are therefore subject to change. Schedules at the end of this release contain reconciliations of reported GAAP to non-GAAP metrics.

Based on the information currently available, IFF estimates the following preliminary results for the fourth quarter and full year 2020:

•

Net sales for the fourth quarter of 2020 are expected to be approximately $1,270 million as compared to $1,284 million for the same period in 2019. Net sales on a currency neutral basis are expected to increase approximately 2% excluding approximately a 4-percentage point impact of the additional week of sales in the prior year period. Total net sales for the full year 2020 are expected to be approximately $5,084 million.

•

Reported operating profit[1] for the fourth quarter of 2020 is expected to be approximately $100 million, and full year reported operating profit is expected to be approximately $566 million. Adjusted operating profit excluding amortization for the fourth quarter of 2020 is expected to be approximately $203 million, and full year 2020 adjusted operating profit excluding amortization is expected to be approximately $922 million.

Fourth Quarter and Full Year 2020 Earnings Call Information

IFF also announced that it will release its fourth quarter & full year 2020 earnings results following the market close on Wednesday, February 10, 2021. The management team will host a live webcast on Thursday, February 11, 2021 at 10:00 a.m. ET to discuss results and outlook with the investor community.

Investors may access the live webcast and accompanying slide presentation on the Company’s website at ir.iff.com. For those unable to listen to the live webcast, a recorded version will be made available for replay.

Welcome to IFF

At IFF (NYSE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter , Facebook, Instagram, and LinkedIn.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&B”), a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), IFF has filed a registration statement on Form S-4 containing a prospectus, dated December 31, 2020, and N&B has filed a registration statement on Form S-4/S-1 containing a prospectus, dated December 31, 2020 (together, the “registration statements”), and DuPont has filed a Schedule TO with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, THE AMENDMENTS TO THESE FILINGS, AND ANY SUPPLEMENTS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, NEPTUNE MERGER SUB I INC., NEPTUNE MERGER SUB II LLC AND THE PROPOSED TRANSACTION. Such documents can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

[1]

This amount is subject to change as the Company completes its normal annual closing and review processes, which include items such as actuarial, various valuation considerations, and other normal completion activities, including the audit procedures thereon.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) legislative, regulatory and economic developments; (17) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (18) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (19) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (20) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (21) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (22) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (23) the ability of N&B or IFF to retain and hire key personnel, (24) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (25) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (26) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (27) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (28) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (29) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements, as amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

International Flavors & Fragrances Inc.

GAAP to Non-GAAP Reconciliation

(Unaudited)

Reconciliation of Operating Profit ex. Amortization
Fourth Quarter
2020
Reported (GAAP)	$100,000
Frutarom Integration Related Costs	1,000
Restructuring and Other Charges, net	9,000
Losses (Gains) on Sale of Assets	2,200
Employee Separation Costs	2,800
Frutarom Acquisition Related Costs	100
Compliance Review & Legal Defense Costs	1,700
N&B Transaction Related Costs	3,700
N&B Integration Related Costs	34,700
Amortization of Acquisition related Intangible Assets	47,800

Adjusted (Non-GAAP) ex. Amortization	$203,000

Reconciliation of Operating Profit ex. Amortization
Year Ended December 31,
2020
Reported (GAAP)	$566,000
Frutarom Integration Related Costs	9,900
Restructuring and Other Charges, net	17,300
Losses (Gains) on Sale of Assets	3,700
Employee Separation Costs	2,800
Frutarom Acquisition Related Costs	1,400
Compliance Review & Legal Defense Costs	3,200
N&B Transaction Related Costs	28,100
N&B Integration Related Costs	96,600
Amortization of Acquisition related Intangible Assets	193,000

Adjusted (Non-GAAP) ex. Amortization	$922,000

5